April 12, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
File No. 000-00121
Dear Beverly Singleton and Andrew Blume:
We are writing in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 14, 2023, to Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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Form 10-K for the Fiscal Year Ended October 1, 2022
Notes to Consolidated Financial Statements

Note 15: Income Taxes, page 65

1.We note that the majority of your pre-tax income is derived from foreign sources. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings or a statement that such determination is not practicable. See ASC 740-30-50-2b and 2c.

Response:

The Company acknowledges the Staff’s comment and the applicable guidance cited. We accordingly will expand on the disclosure for our Income Taxes footnote disclosure in the notes to the consolidated financial statements in our applicable future filings, starting with the Annual Report on Form 10-K for the year ending September 30, 2023, in accordance with the Staff’s comment. The Company provides the following example of the disclosure, which we will incorporate in future filings.

“As of September 30, 2023, a large portion of the Company’s undistributed foreign earnings are not considered to be indefinitely reinvested outside the U.S. and are expected to be available for use in the U.S. without incurring additional U.S. income tax. Determination of the amount of unrecognized deferred tax liabilities related to the indefinitely reinvested undistributed foreign earnings is not practicable.”

Note 16: Segment Information, page 68

2.We note the disclosure on page 23 of your Form 10-Q for the period ended December 31, 2022 that your Capital Equipment and Aftermarket Products and Services reportable segments both consist of six aggregated operating segments. Please identify for us your operating segments and tell us in sufficient detail how you determined your operating segments meet all aggregation criteria described in ASC 280-10-50-11. In particular, explain how you determined all operating segments have similar economic characteristics. We note from your first quarter 2023 earnings call that management primarily discusses results and trends of your various "markets," such as automotive and industrial, wire bonding, wedge bonding, LED, and memory, with minimal discussion of your overall reportable segments. We further note from your disaggregated revenue disclosures on page 68 of your Form 10-K and page 20 of your most recent Form 10-Q that certain end markets appeared to have disparate revenue trends for the annual and interim periods presented.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff the Company determined for both of its two reportable segments, the respective operating segments meet all aggregation criteria in accordance with ASC 280-10-50 based on the analysis summarized below, which includes particular consideration for how the Company determined that its operating segments have similar economic characteristics. The Company has considered that presenting more disaggregated information (other than the two reportable segments) to the inventors would not add significantly to an investor’s understanding of the Company where we operate in two main elements – 1) sale of machines and 2) consumables and services for post-machine sales. On the contrary, presenting more disaggregated information could confuse the reader of our financial statements. The Company updates its analysis periodically in connection with its preparation of its interim and year-end financial statements.

The Company advises the Staff it understands the objective of ASC 280, Segment Reporting (“ASC 280”) is to “provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.Better understand the public entity’s performance.
b.Better assess its prospects for future net cash flows.
c.Make more informed judgments about the public entity as a whole.”

The Company also understands that ASC 280 allows two or more operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in all five of the qualitative aggregation criteria specified in the standard.

Further, the Company understands that ASC 280 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.Its discrete financial information is available.

Determination of Operating Segments

The proper determination of the Company’s operating segments begins with an understanding of its operations and the information used by Fusen Chen, the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”), to make decisions about allocating resources and assessing performance. Discrete financial information for 12 different components is available to the CODM for his review during various updates throughout the financial year, including revenue outlooks, financial forecasts, business reviews and reports on operations. This information is regularly reviewed by the CODM to make decisions about resources to be allocated to the component and assess its performance. These components also engage in business activities where revenue is earned, and expenses are incurred. In light of the foregoing, and in accordance with the standards set forth in ASC 280, management has determined that there are 12 different operating segments within the Company, as listed below.

1.Ball Bonder 2.Wedge Bonder 3.Wafer Level Bonder 4.Advanced Packaging 5.Electronic Assembly / Advanced Packaging Mass Reflow 6.Lithography
7.Wedge Bonder Consumables
8.Capillaries
9.Blades
10.Ball Bonder & Wedge Bonder Spares and Services
11.Electronic Assembly / Advanced Packaging Mass Reflow Spares and Services
12.Other Equipment Spares and Services

The Company has aggregated operating segments Nos. 1 to 6 and operating segments Nos. 7 to 12, respectively, into two different reportable segments: (1) Capital Equipment (“CE”), and (2) Aftermarket Product and Services (“APS”), which, based on the Company’s analysis under ASC 280 described in more detail below, the Company believes has been, and continues to be, appropriate.

Analysis of Similar Economic Characteristics

The Company notes that ASC 280-10-250-11 states that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the [five qualitative] areas.” In making its determination regarding the aggregation of operating segments Nos. 1 to 6 into the Company’s CE reportable segment, and the aggregation of operating segments Nos. 7 to 12 into the Company’s APS reportable segment, the Company first considered whether the various operating segments have similar economic characteristics.

1.Capital Equipment: Operating Segments Nos. 1 – 6

•Operating segments Nos. 1 to 6 each share similar operating risks. For example, the strength of the worldwide electronics industry affects the demand for electronics, and, consequently, the demand for the Company’s capital equipment that manufactures these electronics. The cyclical nature of capital procurement by customers, together with rapidly changing technologies, frequent new product introductions, and broader macroeconomic factors, can positively or negatively affect our financial performance.
•As a result of the similar purpose the products in operating segments Nos. 1 to 6 serve and the similar economic environment they are affected by, these operating segments have similar long-term 5-year average gross margins, with a range of approximately +/- 5%. Revenue trends for these operating segments are primarily affected by the industry’s internal cyclical and seasonal dynamics, in addition to broader macroeconomic factors.
•The Company’s organization is currently set up such that sales of products in the CE reportable segment are consolidated under the oversight of the Company’s Senior Vice President, Global Sales and Global Supply Chain, Nelson Wong. Product development and marketing are consolidated under our Executive Vice President and General Manager, Products and Solutions, Chan Pin Chong. The various engineering teams under the CE reporting segment have and continue to hone similar skill sets, which then can be deployed across the operating segments Nos. 1 to 6 after some re-training and product orientation, based on the broader strategy determined by Chan Pin Chong. The strategies and strategic movements are aligned and connected within the CE segment. Technology and know-how are also shared and leveraged across the CE segment.

2.Aftermarket Product and Services: Operating Segments Nos. 7 – 12

•Operating segments Nos. 7 – 12 each share similar operating risks. They have similar characteristics where the six operating segments provide non-machine aftermarket sales (products & services), and have a similar customer profile, namely customers looking to obtain semiconductor packaging components, spares and support services to upkeep or improve their existing production lines. Such demand for non-machine business and customer support organization is fulfilled by our operating segments Nos. 7 – 12. These services are provided directly to similar types of customers, and the products are sold either directly or through similar types of distributors.
•Revenue generated from operating segments Nos. 7 – 12 has historically been less volatile than the revenue generated under CE. Sales from the APS reportable segment are more directly tied to semiconductor unit consumption rather than capacity requirements and production capability improvements. These six operating segments however have a wider range in terms of long-term 5-year average gross margins, which is approximately +/- 10%. That being said, the CODM regularly reviews other performance measures, in particular the sales growth. Operating segments Nos. 7 – 12 have similar trends in sales growth when comparing between a 5-year period, from FY17 to FY22. This is because the six operating segments are impacted by semiconductor unit consumption rather than capacity requirements that are more cyclical, which impacts machine sales under CE. Besides having similar trends in sales growth, the six operating segments also have similar competitive and operating risks. In terms of competitive and operating risks, these six operating segments have a lower risk targeting aftermarket consumables and services for machines sold by the Company. In contrast, there is a higher risk targeting aftermarket consumable and services for machines sold by our peer companies.
•As part of the Company’s strategic decision making, in 2017 operating segments Nos. 7 – 12 were brought under the leadership of the Company’s Vice President for APS, Meng Kwong Han, in order to synergize and accelerate the Company’s momentum in aftersales product and services. These operating segments have similar characteristics as mentioned above and hence can be driven by a consistent strategy across the APS business line. The consolidation of the non-machine business (Blades, Wedge Bonder Consumables, Capillaries) and customer support organization (Spares and Services) under one business line emphasizes how management views the Company’s business and prospects, i.e., as machines (which fall into the CE reportable segment) and non-machines and customer support (which fall into the APS reportable segment), which in turn is consistent with the underlying principles of ASC 280.

Analysis of the Additional Criteria under ASC 280-10-50-11

In addition to exhibiting similar economic characteristics, ASC 280 requires that operating segments be similar in five other qualitative specified areas in order to meet the aggregation criteria. The Company has provided its analysis of these five areas for both of its CE and APS reportable segments below.

1.Capital Equipment: Operating Segments Nos. 1 – 6

The Company respectfully submits that operating segments Nos. 1 – 6 are similar in each of the following five areas:

a.The nature of the products and services. The six operating segments under CE have products that are similar in nature. These products consist of capital equipment we design and manufacture that is primarily sold to similar customers such as semiconductor device manufacturers, outsourced semiconductor assembly and test providers, and other electronics and automotive electronics suppliers. Our capital equipment is used to assemble semiconductor devices, including integrated circuits, high and low powered discrete devices, light-emitting diodes, and power modules. In addition, we have a portfolio of equipment that is used to assemble components onto electronic circuit boards.

b.The nature of the production processes. The key procurement, logistics and supply chain operations for these six operating segments fall under the leadership of our Senior Vice President, Global Sales and Global Supply Chain, Nelson Wong. The nature of our production processes for these operating segments is similar, each using an in-house integration model, and engineers working in close collaboration with the Company’s supply chain partners. As noted above, the engineering teams under these six operating segments share similar skillsets, which is further evidenced by the deployment of engineers and direct labor across functions, such as between Ball Bonder and Wedge Bonder. Similarly, engineers within Advanced Packaging have also previously been transferred from Ball Bonder to support business needs.

c.The type or class of customer for the products and services. Capital equipment is primarily sold to similar customers such as semiconductor device manufacturers, outsourced semiconductor assembly and test providers, and other electronics and automotive electronics suppliers.

d.The methods used to distribute products. The method of product distribution is similar across the six operating segments, either through direct sales or through the same sales representative or distributors. These sales representatives and distributors are trained by the Company on the array of products available under the CE reporting segment. The global sales team is led by Nelson Wong, Senior Vice President, Global Sales and Global Supply Chain. The six operating segments under the CE reporting segment share the same booth in trade shows due to having similar target customers; as such, distribution methods are essentially the same.

e.The nature of the regulatory environment for example banking, insurance, or public utilities. There are no unique direct regulators such as in the example listed in the standard that will impact the aggregation assessment of operating segments Nos. 1 – 6.

2.Aftermarket Product and Services: Operating Segments Nos. 7 – 12

The Company respectfully submits that operating segments Nos. 7 – 12 are similar in each of the following five areas:

a.The nature of the products and services. The six operating segments under APS mainly produce and sell tools that are used to assemble and/or upgrade semiconductor devices. The six operating segments also provide maintenance, upkeep and upgrade services to our customers’ equipment and sell consumable aftermarket tools for our and our peer companies equipment.

b.The nature of the production processes. Aftermarket products such as consumable tools (wedge bonder consumables, capillaries and blades) are all produced in our facility in Suzhou, China using similar procurement methods, operations and supply chain logistics. With respect to aftermarket services, field service engineers providing the services are managed and led centrally.

c.The type or class of customer for the products and services. APS customers primarily consist of semiconductor device manufacturers, outsourced semiconductor assembly and test providers, other electronics manufacturers and automotive electronics suppliers. They are typically looking to obtain semiconductor packaging components (consumables), spares and support services to upkeep or improve their existing production lines.

d.The methods used to distribute products or provide services. The method of distribution is similar across the six operating segments. The aftermarket products and services are either sold or provided directly to the customer, using the same sales representative or distributor in certain regions. These sales representatives and distributors are trained by the Company on the array of tools, components and parts produced under the APS reporting segment. The global sales team is led by Nelson Wong (Senior Vice President, Global Sales and Global Supply Chain) and supported by Meng Kwong Han, Vice President for APS, to provide field services.

e.The nature of the regulatory environment, for example banking, insurance, or public utilities. There are no unique direct regulators such as in the example listed in the standard that will impact the aggregation assessment of operating segments Nos. 7 – 12.

Conclusion

Based on management’s assessment as described above, the Company respectfully advises the Staff that management is of the view it has been appropriate, and continues to be appropriate, to aggregate operating segments Nos. 1 – 6 within the CE reportable segment, and aggregate operating segments Nos. 7 –12 within the APS reportable segment, given the various operating segments exhibit similar economic characteristics and meet the other criteria set forth in ASC 280.

In relation to the Staff’s comment that management primarily discusses results and trends of the Company’s various “markets”, such as automotive and industrial, wire bonding, wedge bonding, LED, and memory, with minimal discussion of the Company’s overall reportable segments, the Company acknowledges the Staff’s comment. The Company respectfully advises the Staff it discloses disaggregated revenue by end markets in response to the Staff’s comment letters dated February 28, 2020 and March 23, 2020. The Company respectfully highlights the disclosure of disaggregated revenue by end markets is for the purpose of disaggregating revenue under ASC 606-10-50-5, which is unrelated to the disclosure requirements under ASC 280, where revenue by reportable segments is disclosed. Although the CODM evaluates financial performance and makes resource allocation decisions based on the operating segment information and not the revenue information by end markets, the Company believes it is important and useful to investors and users of the financial statements to present revenue information by end markets. The information would meet the guidelines in ASC 606-10-55-89 through 90, and so the disclosure regarding disaggregated revenue by end markets was included in the notes to our financial statements. We further note the end markets do not meet the characteristics of an operating segment, and therefore the CODM does not evaluate financial performance or make resource allocation decisions based on end markets.

In relation to the Staff’s comment that certain end markets appeared to have disparate revenue trends for the annual and interim periods presented, the Company acknowledges the Staff’s comment. As mentioned above, the Company disclosed disaggregated revenue by end market in response to the Staff’s comment letters dated February 28, 2020, and March 23, 2020. The Company has not changed its methodology in summarizing its revenue by end market between the two periods noted. The Company would also like to highlight that the disclosure on page 68 of our most recent Annual Report on Form 10-K and page 20 of our most recent Quarterly Report on Form 10-Q represent different periods of measurement (i.e., 12 months vs. 3 months).

Form 10-Q for the Quarterly Period Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 26

3.Please provide a more informative analysis and discussion of your results of operations in future filings. We note, for example, that you attribute the approximate 92% decline in your income from operations for the year-over-year interim periods "to lower revenues as explained...above." Further, you ascribe the approximate 62% decline in interim net revenues to lower volumes caused by "a decrease in customer investments as a result of uncertainties in the overall macroeconomic environment" and "a decrease in customer utilization." Enhance these overly broad and generic descriptions to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods being discussed, as well as their relative importance. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:
•to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
•to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
•to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company confirms it will enhance its disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section in its future filings with the Commission, commencing with the Company’s upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2023, by providing more informative analysis and discussion of its results of operations. The Company will enhance its current descriptions in the MD&A to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods being discussed, as well as their relative importance. The Company also confirms it will ensure its revised disclosures assist in satisfying the three principal objectives of the MD&A as noted in SEC Release No. 33-8350.

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If you have any questions relating to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lester Wong

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.